VIA EDGAR

October 12, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kate Beukenkamp

Re:	Parts ID, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-267474

Dear Ms. Beukenkamp,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Parts ID, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 14, 2022, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, DLA Piper LLP (US) by calling James Fischer at (973) 520-2545.

If you have any questions regarding this request, please contact James Fischer of DLA Piper LLP (US) at (973) 520-2545.

Sincerely,

PARTS ID, INC.

/s/ Antonino Ciappina
Antonino Ciappina
Chief Executive Officer

cc:	John Pendleton, Parts ID, Inc.

James Fischer, DLA Piper LLP (US)
Andrew Gilbert, DLA Piper LLP (US)